Exhibit 12(a)

ONCOR ELECTRIC DELIVERY COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(millions of dollars, except ratios)
Earnings:
Income from continuing operations	$432	$349	$367	$352	$320
Add: Total federal income taxes	249	234	229	215	173
Fixed charges (see detail below)	386	390	368	355	353
Total earnings	$1,067	$973	$964	$922	$846

Fixed Charges:
Interest expense, excluding capitalized interest	$381	$384	$362	$349	$348
Rentals representative of the interest factor	5	6	6	6	5
Total fixed charges	$386	$390	$368	$355	$353
Ratio of earnings to fixed charges	2.76	2.49	2.62	2.60	2.40